RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

Pricing Supplement Dated May 6, 2010 to the Product Prospectus Supplement ERN-ETF-1 Dated January 12, 2010, Prospectus Dated January 11, 2010, and Prospectus Supplement Dated January 11, 2010	$2,000,000 Buffered Bullish Digital Notes Linked to the PowerShares QQQ TrustSM, Series 1, Due November 10, 2011 Royal Bank of Canada

Royal Bank of Canada is offering the Buffered Bullish Digital Notes (the “Notes”) linked to the performance of the Reference Asset named below.

The CUSIP number for the Notes is 78008H3Q1. The Notes provide a 10.30% return if the Percentage Change of the Reference Asset is positive. The Notes do not pay interest, and investors are subject to one-for-one loss of the principal amount of the Notes for any percentage decrease in the value of the Reference Asset of more than 15% between the Pricing Date and the Valuation Date. Any payments on the Notes are subject to our credit risk.

Issue Date: May 11, 2010

Maturity Date: November 10, 2011

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010, and “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated January 12, 2010.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100%	$2,000,000
Underwriting discounts and commissions	2%	$40,000
Proceeds to Royal Bank of Canada	98%	$1,960,000

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $20.00 per $1,000 in Principal Amount of the Notes. The price of the Notes also included a profit of $9.00 per $1,000 in Principal Amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. The total of the commission received by RBCCM and the hedging profits of Royal Bank of Canada was $29.00 per $1,000 in Principal Amount of the Notes.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the PowerShares QQQ TrustSM, Series 1, Due November 10, 2011

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation

Reference Asset:	PowerShares QQQ TrustSM, Series 1

Bloomberg Ticker:	QQQQ

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	May 6, 2010

Issue Date:	May 11, 2010

CUSIP:	78008H3Q1

Valuation Date:	November 7, 2011

Digital Coupon:	10.30%

Payment at Maturity (if held to maturity):	If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to:
Principal Amount + (Principal Amount × Digital Coupon)

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and -15%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -15.01% and -100%), then the investor will receive a cash payment equal to:
Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:
Final Level – Initial Level Initial Level

Initial Level:	46.57

Final Level:	The closing price per share of the Reference Asset on the Valuation Date.

Buffer Percentage:	15%

Buffer Level:	39.58 (85% of the Initial Level, rounded to two decimal places)

Maturity Date:	November 10, 2011, subject to extension for market and other disruptions, as described in the product prospectus supplement.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the PowerShares QQQ TrustSM, Series 1, Due November 10, 2011

Term:	Approximately eighteen (18) months

Principal at Risk:
The Notes are NOT principal protected.  You may lose a substantial portion of your principal amount at maturity if there is a percentage decrease in the value of the Reference Asset of more than 15% from the Pricing Date to the Valuation Date.

Calculation Agent:	RBC Capital Markets Corporation

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 12, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages p-2 and p-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 12, 2010, as modified by this pricing supplement.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the PowerShares QQQ TrustSM, Series 1, Due November 10, 2011

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 12, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 12, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement ERN-ETF-1 dated January 12, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000106/c112102424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the PowerShares QQQ TrustSM, Series 1, Due November 10, 2011

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Change of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Final Level or the closing price per share of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples are based upon the Buffer Percentage of 15% (the Buffer Level is 85% of the Initial Level), the Digital Coupon of 10.30%, and assume that a holder purchased Notes with an aggregate principal amount of $1,000, and that no market disruption event has occurred on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 10.30%) = $1,000 + $103 = $1,103

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,103, a 10.30% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and is greater than the Digital Coupon).

	Percentage Change:	47%

	Payment at Maturity:	$1,000 + ($1,000 x 10.30%) = $1,000 + $103 = $1,103

	On a $1,000 investment, a 47% Percentage Change results in a Payment at Maturity of $1,103, a 10.30% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

	Percentage Change:	-8%

	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.

	On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

	Percentage Change:	-20%

	Payment at Maturity:	$1,000 + [$1,000 x (-20% + 15%)] = $1,000 - $50 = $950

	On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $950, a -5% return on the Notes.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the PowerShares QQQ TrustSM, Series 1, Due November 10, 2011

INFORMATION REGARDING THE REFERENCE ASSET

We have derived the following information from publicly available documents, including documents prepared by Invesco PowerShares Capital Management LLC (“Invesco”), the sponsor of the Reference Asset. We make no representation or warranty as to the accuracy or completeness of the following information. We are not affiliated with the Reference Asset or Invesco and the Reference Asset will have no obligations with respect to the Notes.  This pricing supplement relates only to the Notes and does not relate to the shares of the Reference Asset or securities in the Nasdaq-100 Index® (the “Underlying Index”).  Neither we nor RBC Capital Markets Corporation participates in the preparation of the publicly available documents described below. Neither we nor RBC Capital Markets Corporation has made any due diligence inquiry with respect to the Reference Asset in connection with the offering of the Notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading prices of the shares of the Reference Asset have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Asset could affect the value of the shares of the Reference Asset on the Valuation Date and therefore could affect the Payment at Maturity.

The PowerShares QQQ TrustSM, Series 1 (the “Trust”), an exchange traded fund, is a registered investment company which both (a) continuously issues and redeems “in kind” its shares, known as PowerShares QQQ Shares, only in large lot sizes called Creation Units at their daily net asset value (“NAV”) and (b) lists the shares individually for trading on the Nasdaq Stock Market (the “Nasdaq”) at prices established throughout the trading day, like any other listed equity security trading in the secondary market on the Nasdaq.  The securities held by the Trust (the “Securities”) consist of a portfolio of equity securities or, in the case of securities not yet delivered in connection with purchases made by the Trust or portfolio deposits, confirmations of contracts to purchase such securities (collectively, the “Portfolio”).  The investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the Underlying Index by holding all the stocks comprising the Underlying Index.

The Trust, which holds the Portfolio and cash, is not actively managed by traditional methods, which typically involve effecting changes in the Portfolio on the basis of judgments made relating to economic, financial and market considerations.  To maintain the correlation between the composition and weights of the Securities in the Trust and the stocks in the Underlying Index, the trustee adjusts the Securities from time to time to conform to periodic changes in the identity and/or relative weights of the Securities.  The composition and weighting of the securities portion of a portfolio deposit are also adjusted to conform to changes in the Underlying Index.

Information provided to or filed with the SEC by the Trust under the Securities Act of 1933 and the Investment Company Act of 1940 as to the Reference Asset can be located at the SEC’s facilities or through the SEC’s Website by reference to SEC file numbers 333-61001 and 811-8947, respectively.  We make no representation or warranty as to the accuracy or completeness of the information or reports.

The selection of the Reference Asset is not a recommendation to buy or sell the shares of the Reference Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Reference Asset.

The shares of the Reference Asset trade on Nasdaq under the symbol “QQQQ.”

The Underlying Index

All disclosures contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by The NASDAQ OMX Group, Inc. (“NASDAQ OMX”). NASDAQ OMX has no obligation to continue to publish, and may discontinue publication of, the Underlying Index. None of us, the calculation agent, or any of the selling agents accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the PowerShares QQQ TrustSM, Series 1, Due November 10, 2011

General

The Underlying Index includes 100 of the largest domestic and international non-financial securities listed on the Nasdaq based on market capitalization. The Underlying Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. The Underlying Index represents the largest non-financial domestic and international securities listed on Nasdaq based on market capitalization.

The Underlying Index began trading on January 31, 1985 at a base value of 125.00.  The Underlying Index is calculated and published by NASDAQ OMX.  In administering the Underlying Index, NASDAQ OMX will exercise reasonable discretion as it deems appropriate.

Computation of the Index

The value of the Underlying Index equals the aggregate value of the Underlying Index share weights of each of the index securities multiplied by each such security’s last sale price (last sale price refers to the last sale price on Nasdaq), and divided by the Divisor of the Underlying Index.  If trading in an index security is halted while the market is open, the last traded price for that security is used for all index computations until trading resumes.  If trading is halted before the market is open, the previous day’s last sale price is used.

The formula for determining the index level is as follows:

Aggregate Adjusted Market Value/Divisor

The Underlying Index is ordinarily calculated without regard to cash dividends on index securities.

The Underlying Index is calculated during the trading day and is disseminated every 15 seconds from 09:30:15 to 17:16:00 ET through the Nasdaq Index Dissemination ServicesSM (“NIDSSM”).  The closing value of the Underlying Index may change up until 17:15:00 ET due to corrections to the last sale price of the index securities.

Underlying Stock Eligibility Criteria

Index eligibility is limited to specific security types only.  The security types eligible for the Underlying Index include foreign or domestic common stocks, ordinary shares, ADRs, shares of beneficial interest or limited partnership interests, and tracking stocks.  Security types not included in the Underlying Index are closed-end funds, convertible debentures, exchange traded funds, preferred stocks, rights, warrants, units, and other derivative securities.  The Underlying Index does not contain securities of investment companies.  For purposes of the index eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the “issuer” are references to the issuer of the underlying security.

Initial Eligibility Criteria

To be eligible for initial inclusion in the Underlying Index, a security must be listed on Nasdaq and meet the following criteria:

•
the security’s U.S. listing must be exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

•	the security must be of a non-financial company;

•	the security may not be issued by an issuer currently in bankruptcy proceedings;

•	the security must have an average daily trading volume of at least 200,000 shares;

•
if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the PowerShares QQQ TrustSM, Series 1, Due November 10, 2011

•	only one class of security per issuer is allowed;

•	the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being index eligible;

•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;

•
the issuer of the security must have “seasoned” on Nasdaq or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); and

•
if the security would otherwise qualify to be in the top 25% of the securities included in the Underlying Index by market capitalization for the six prior consecutive month-ends, then a one-year “seasoning” criterion would apply.

Continued Eligibility Criteria

In addition, to be eligible for continued inclusion in the Underlying Index, the following criteria apply:

•
the security’s U.S. listing must be exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

•	the security must be of a non-financial company;

•	the security may not be issued by an issuer currently in bankruptcy proceedings;

•	the security must have an average daily trading volume of at least 200,000 shares (determined annually during the ranking review process);

•
if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S. (measured annually during the ranking review process);

•
the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Underlying Index at each month-end. In the event a company does not meet this criterion for two consecutive month-ends, it will be removed from the Underlying Index effective after the close of trading on the third Friday of the following month; and

•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

Ranking Review

Except under extraordinary circumstances that may result in an interim evaluation, the composition of the Underlying Index is reviewed on an annual basis as follows (the “Ranking Review”).  Securities listed on Nasdaq which meet the applicable eligibility criteria above are ranked by market value.  Index-eligible securities which are already in the Underlying Index and which are ranked in the top 100 eligible securities (based on market capitalization) are retained in the Underlying Index.  A security that is ranked 101 to 125 is also retained, provided that such security was ranked in the top 100 eligible securities as of the previous Ranking Review.  Securities not meeting such criteria are replaced.  The replacement securities chosen are those index-eligible securities not currently in the Underlying Index that have the largest market capitalization.  The data used in the ranking includes end of October Nasdaq market data and is updated for total shares, as set forth in each issuer’s SEC filings through the end of the following November.

Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December.  Replacements are made effective after the close of trading on the third Friday in December.  Moreover, if at any time during the year an index security is determined by NASDAQ OMX to become ineligible for continued inclusion in the Underlying Index based on the Continued Eligibility Criteria (above), the security will be replaced with the largest market capitalization security not currently in the Underlying Index and meeting the Initial Eligibility Criteria listed above.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the PowerShares QQQ TrustSM, Series 1, Due November 10, 2011

Index Maintenance

The value of the Underlying Index equals the aggregate value of the index share weights (the "Index Shares”) of each of the index securities multiplied by each such security’s last sale price (last sale price refers to the last sale price on Nasdaq), and divided by the Divisor of the Underlying Index. Changes in the price and/or Index Shares driven by corporate events such as stock dividends, splits, and certain spin-offs and rights issuances will be adjusted on the ex-date.  If the change in total shares outstanding arising from other corporate actions is greater than or equal to 5.0%, the change will be made as soon as practicable, normally within 10 days of such action.  Otherwise, if the change in total shares outstanding is less than 5.0%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December.  The Index Shares are derived from the security’s total shares outstanding.  The Index Shares are adjusted by the same percentage amount by which the total shares outstanding have changed.

In the case of a special cash dividend, NASDAQ OMX will determine on an individual basis whether to make a change to the price and/or shares of an index security in accordance with its Nasdaq-100 Index dividend policy.  If it is determined that a change will be made, it will become effective on the ex-date.

Ordinarily, whenever there is a change in Index Shares, a change in an index security or a change to the price of an index security due to a spin-off, rights issuance, or special cash dividend the Divisor is adjusted to ensure that there is no discontinuity in the value of the Underlying Index, which might otherwise be caused by any such change.  All changes are announced in advance and will be reflected in the Underlying Index prior to market open on the effective date.

The Divisor is determined as follows:

(Market Value after Adjustments/Market Value before Adjustments) X Divisor before Adjustments

Index Rebalancing

The Underlying Index employs an equal-dollar weighting methodology such that each security’s index market value is rebalanced quarterly to an equal-dollar value corresponding to an equal percent weight of the Index’s aggregate market value. Index Shares are calculated by dividing this equal-dollar value for each index security by the corresponding last sale price of the security at the close of trading on the third Friday in March, June, September, and December.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the PowerShares QQQ TrustSM, Series 1, Due November 10, 2011

 Historical Information of the Reference Asset

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2007, 2008, and 2009, as well as for the first quarter of 2010 and the period from April 1, 2010 through May 6, 2010.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset.

Period- Start Date	Period- End Date	High Intra-Day Price per share of the Reference Asset in ($)	Low Intra-Day Price per share of the Reference Asset in ($)	Period-End Closing Price per share of the Reference Asset in ($)

1/1/2007	3/30/2007	45.55	42.07	43.53
3/31/2007	6/29/2007	47.92	43.31	47.57
6/30/2007	9/28/2007	51.68	44.40	51.41
9/29/2007	12/31/2007	55.07	48.65	51.24

1/1/2008	3/31/2008	51.47	41.06	43.72
4/1/2008	6/30/2008	50.61	43.69	45.17
7/1/2008	9/30/2008	48.57	37.18	38.91
10/1/2008	12/31/2008	38.97	25.06	29.74

1/1/2009	3/31/2009	31.68	25.64	30.32
4/1/2009	6/30/2009	37.23	29.79	36.38
7/1/2009	9/30/2009	43.17	34.30	42.25
10/1/2009	12/31/2009	46.29	40.65	45.92

1/1/2010	3/31/2010	48.60	42.12	48.18
4/1/2010	5/6/2010	50.65	42.64	46.57

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the PowerShares QQQ TrustSM, Series 1, Due November 10, 2011

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about May 11, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

RBC Capital Markets Corporation